Filed by XPO Logistics, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pacer International, Inc.

(Commission File No. 000-49828)

XPO Logistics buying Pacer International in $335 million deal

Richard Lee

7 January 2014

GreenwichTime.com

XPO Logistics, of Greenwich, is going through a growth spurt, buying freight transportation and logistics company Pacer International in a cash-and-stock deal valued at about $335 million.

Pacer shareholders will receive $6 in cash and $3 of XPO stock for each share they own. The offer is about an 8 percent premium over Pacer’s closing price on Friday, the last trading day before the sale was announced.

The combined company will serve about 12,000 customers and provide a broader range of services, according to XPO Chairman and CEO Bradley Jacobs, who was a driving force in the emergence of United Rentals and United Waste Systems.

Pacer, with 30 locations and 950 employees, brings XPO a key new ingredient in rail services.

It is the third-largest provider of intermodal transportation services in North America — the movement of freight combining rail and other transport modes — and is the largest provider of intermodal services in the fast-growing cross-border Mexico market.

The deal will make XPO the largest provider of intermodal services in the cross-border Mexico market, according to Jacobs, who said few of the Pacer employees would be affected.

‘Huge play’

“They are not a bloated company. This was driven by revenue generation,” he said, adding that his goal is to make XPO a $5 billion company by 2017. “Our plan is to do three or four acquisitions a year.”

Noting that Jacobs participated in 250 acquisitions in building United Rentals, Sam Weisberg, transportation reporter for Mergermarket, a provider of data to the merger and acquisitions community, said Jacobs claims to have 100 more potential acquisitions in XPO’s pipeline.

“They (XPO) want to be the freight-forwarding champion. This is a huge intermodal play for them. Pacer handles a lot of ship, truck and train delivery,” Weisberg said. “He (Jacobs) is a very fast-track growth guy.”

Jacobs has had a lot of experience in the intricate task of merging businesses, including logistics, infrastructure and personnel.

“You need to go in with a humble attitude,” Jacobs said. “You don’t go in with guns blazing. The first thing is to listen and unleash the power of the employees.”

No. 4 freight broker

Since Jacobs invested $150 million in XPO two years ago, it has become the fourth-largest freight brokerage in North America and the largest provider of last-mile logistics for large packages, while its stock has quadrupled.

The capabilities and customer bases of XPO and Pacer are highly complementary, according to Pacer CEO Daniel Avramovich. He and most all of the company’s other executives have agreed to continue to run the operations of the newly created XPO division in Dublin, Ohio, where Pacer operates. Avramovich, a 36-year transportation industry veteran, will become CEO of a new XPO unit.

“After a comprehensive exploration of strategic alternatives, we are confident that a combination with XPO maximizes value for Pacer shareholders,” Avramovich said in prepared comments.

Pacer’s board unanimously approved the transaction, which will double XPO’s annual revenue to $2 billion.

Jacobs, majority owner of XPO, said that the acquisition is expected to immediately add to XPO’s earnings.

The deal is expected to close in the second quarter. It still needs approval from Pacer shareholders.

“The deal is another significant step forward in XPO’s growth strategy, doubling its annual revenue run-rate to $2 billion and further strengthening its position in the fast-growing logistics industry,” Jacobs said.

Shares of XPO traded on the New York Stock Exchange lost $1.32 on Tuesday, closing at $28.99. Pacer, traded on the Nasdaq under the ticker symbol “PACR,” lost 5 cents to $8.94.

Associated Press contributed to this story.

Additional Information

In connection with the acquisition (the “Merger”) of Pacer International, Inc. (“Pacer”) by XPO Logistics, Inc. (“XPO”), XPO will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of Pacer and a Prospectus of XPO, as well as other relevant documents concerning the proposed transaction. XPO AND PACER SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT / PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, PACER AND XPO. Investors and shareholders may obtain copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by XPO through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations. In addition, investors and shareholders may also obtain, free of charge, copies of these documents filed with the SEC by Pacer through the investor relations page on Pacer’s corporate website at www.pacer.com or by contacting Pacer International, Inc. at 6805 Perimeter Drive Dublin, OH 43016, Attention: Investor Relations.

Participants in Solicitation

XPO, Pacer and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from Pacer shareholders with respect to the proposed Merger. Information about XPO’s executive officers and directors is available in XPO’s proxy statement on Schedule 14A for its 2013 annual meeting of shareholders, filed with the SEC on April 27, 2013. Information about (1) Pacer’s executive officers and directors is set forth in Pacer’s Annual Report on Form 10-K filed with the SEC on February 8, 2013 and (2) their and their ownership of the Pacer shares is set forth in Pacer’s proxy statement on Schedule 14A filed with the SEC on March 13, 2013. Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of XPO, Pacer and their respective executive officers and directors in the proposed Merger by reading Proxy Statement/Prospectus regarding the Merger when it becomes available. Copies of these documents may be obtained, free of charge, as described above. This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in XPO’s and Pacer’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the acquisition of Pacer, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, Pacer shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability to realize anticipated synergies and cost savings; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Pacer’s management team; litigation, including litigation related to misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s network of third-party transportation providers; the ability to retain XPO’s and Pacer’s largest customers; XPO’s ability to successfully integrate Pacer and other acquired businesses; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Pacer or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Pacer undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.